Exhibit 21.1

Subsidiaries of the Registrant

Set forth below is a list of subsidiaries of Integrated Rail & Resources Inc. (the “Registrant”) Other than as set forth below, all of the subsidiaries listed below are wholly-owned subsidiaries of the Registrant and are owned directly by the Registrant.

Subsidiary	Jurisdiction of Formation	Percentage of Ownership
Integrated Rail and Resources Acquisition Corp	Delaware	100%
Tar Sands Holdings II, LLC	Utah	100%